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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Autonomous Research LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AUTONOMOUS RESEARCH LLP 1 BARTHOLOMEW LANE, FLOOR 2
(No. and Street)

LONDON (City) UNITED KINGDOM (State) EC2N 2AX (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN FIRKINS +44 (0) 20 7776 3403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI + CO.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, 21st FLOOR (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD 6/4/14

CD 6/4/14

OATH OR AFFIRMATION

I, JONATHAN FIRKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTONOMOUS RESEARCH LLP, as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER
Title

SWORN BEFORE ME THIS 28th MAY 2014 IN LONDON, ENGLAND

Notary Public

NOTARY PUBLIC
LONDON, ENGLAND
EMMA NOON
(My Commission expires with Life)

CHEESWRIGHTS
NOTARIES PUBLIC
Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTONOMOUS RESEARCH LLP

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2014

AUTONOMOUS RESEARCH LLP

FINANCIAL STATEMENT

TABLE OF CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To The Partners
Autonomous Research LLP

We have audited the accompanying statement of financial condition of Autonomous Research LLP as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Autonomous Research LLP as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
May 30, 2014

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue
New York, New York 10022
(212) 661-6166 ■ (212) 832-1110

Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

AUTONOMOUS RESEARCH LLP
Statement of Financial Condition
As of March 31, 2014
Expressed in UK Pounds Sterling

ASSETS	
Current Assets	
Cash	£ 8,235,411
Trade receivables	2,726,390
Collateral deposits	449,977
Other receivables	179,365
Prepaid expenses and accrued income	972,305
Amounts due from Members	1,685,120
Total Current Assets	14,248,568
Property and equipment, net of accumulated depreciation and amortization (note 3)	576,501
Capitalized software development costs, net of accumulated amortization (note 4)	0
	576,501
TOTAL ASSETS	£ 14,825,069
LIABILITIES AND PARTNERS' CAPITAL	
Current Liabilities	
Trade payables	£ 323,365
Sales taxes and social security costs	70,752
Accrued expenses and deferred income	1,293,903
Other payables (note 6)	243,177
Total Current Liabilities	1,931,197
Other Liabilities	
Bank loan (note 5)	2,264,641
Total Liabilities	4,195,838
COMMITMENTS AND CONTINGENCIES	
Partners' Capital	10,629,231
TOTAL LIABILITIES AND PARTNERS' CAPITAL	£ 14,825,069

The accompanying notes are an integral part of this financial statement.

AUTONOMOUS RESEARCH LLP
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2014

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research LLP ("Autonomous") was incorporated as a Limited Liability Partnership in the United Kingdom on March 12, 2009 and is authorized and regulated by the Financial Conduct Authority and registered with FINRA (Financial Industry Regulatory Authority).

Autonomous is an independent research firm providing investment research on the banking and insurance sector to institutional investors. The equity research and credit team provides in-depth coverage on the leading banks, insurers, and credit across Europe.

The financial statement and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statement reflects all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions and fees are derived primarily from (1) commission sharing arrangements ("CSA") with institutional customers, and (2) direct commissions charged for trade and credit execution services.

CSA commissions are recognized when all of the following criteria are met: (1) persuasive evidence of a legally binding agreement with a customer exists; (2) delivery has occurred, as evidenced by confirmation from the payer or executing broker; (3) the commissions are deemed determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Direct commissions (for both trade and credit execution) are recognized when earned on a trade-date basis.

Deferred revenue is recognized on a monthly basis when service is performed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable and credit risk - Accounts receivable consist of amounts receivable on open transactions from customers and clearing organizations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts, if any. Autonomous conducts ongoing evaluations of its customers and generally does not require collateral or other security from customers.

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight-line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements. The estimated useful lives of items may vary depending on item location, though terms are generally consistent.

Capitalized software development costs - Software development costs are capitalized when the technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight-line method over a three-year period beginning when the product is available for general release to customers.

Impairment of long-lived assets - Long-lived assets are reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying value of the related assets or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets. No impairments were recognized in 2014.

Income taxes - No provision for taxes has been made in the accompanying financial statement, as individual members are responsible for their proportionate share of Autonomous' taxable income.

Deposits with clearing organizations - Autonomous has reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business. Deposits with clearing organizations are reflected in the statement of financial condition as collateral deposits as of March 31, 2014.

AUTONOMOUS RESEARCH LLP
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2014

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at March 31, 2014.

Office furniture and equipment	£ 594,970
Leasehold improvements	382,854
	977,824
Less: Accumulated depreciation and amortization	(401,323)
	£ 576,501

4. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The following is a summary of capitalized software development costs at March 31, 2014.

Cost	£ 61,629
Less: Accumulated amortization	(61,629)
	£ 0

5. BANK LOAN

Autonomous has a line-of-credit agreement with HSBC Bank providing for borrowings up to GBP£3,400,000. Interest is calculated at 3.30% per annum over the Bank's Sterling Base Rate. The agreement expires on August 9, 2016. It is collateralized by substantially all business assets. At March 31, 2014, there was a balance outstanding under this agreement of £2,264,641.

6. RELATED PARTY TRANSACTIONS

Autonomous may allocate part of its annual profits to charitable causes at its discretion. The funds are administered by the Autonomous Research Charitable Trust ("ARCT"), an independent charity registered in the United Kingdom. For the year ended March 31, 2014, profits allocated to charitable causes were £319,301.

Autonomous and Autonomous Research US LP ("the US entity") have revenue and expense sharing agreements in place whereby the entities share in certain expense, provide access to certain resources, and allocate and remit certain trade revenues throughout the course of the year. These items are included in the applicable revenue and expense accounts. As of March 31, 2014, total trade net payable due to the US entity, which is included in other payables is as follows:

Due to US entity	£ 212,854
Other payables	30,323
	£ 243,177

7. COMMITMENTS AND CONTINGENCIES

Autonomous has an operating lease agreement for its office space, expiring February 24, 2018. The future annual lease payments are as follows:

Years Ending March 31,	
2015	£ 402,272
2016	402,272
2017	402,272
2018	368,749
	£ 1,575,565

Autonomous uses derivative instruments to minimize exposure to fluctuations in foreign currency exchange rates. The objective is to manage the impact that foreign currency exchange rate fluctuations could have on recognized asset and liability fair values, earnings and cash flows. Autonomous' risk management policy requires that derivative contracts used as hedges be effective at reducing the risks associated with the exposure being hedged and be designated as a hedge at the inception of the contract. Derivative instruments are not entered into for speculative purposes. The gain or loss arising from the difference between the original contracts and the closing of such contracts would be included in the statement of operations as realized gains or losses on foreign currency contracts. Fluctuations in the value of open forward foreign exchange contracts would be included in the statement of operations as unrealized gains or losses on foreign currency contracts. Autonomous' derivative instruments primarily include foreign currency forward agreements related to certain intercompany transactions.

At March 31, 2014, Autonomous had the following currency forward contracts in place:

- Selling US$500,000 at a £:$ exchange rate of 1.6520 on 30th April 2014
- Selling US$500,000 at a £:$ exchange rate of 1.6520 on 31st May 2014
- Selling US$500,000 at a £:$ exchange rate of 1.6520 on 28th June 2014
- Selling US$500,000 at a £:$ exchange rate of 1.6520 on 28th July 2014
- Selling US$500,000 at a £:$ exchange rate of 1.6520 on 29th August 2014

8. REGULATORY CAPITAL REQUIREMENTS

Autonomous is regulated by the Financial Conduct Authority in the United Kingdom as a limited license firm, and as such, its capital requirements are the greater of:

- Its base capital requirement of £41,667; or
- The sum of its market and credit risk requirements; or
- Its fixed overhead requirement.

At March 31, 2014, the Tier 1 capital for regulatory purposes amounted to £11,656,000.

Autonomous is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At March 31, 2014, Autonomous had net capital of $12,082,791, which exceeded its requirements by $11,614,656. Additionally, Autonomous must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2014, this ratio was 0.58:1.

Autonomous is exempt from the provisions of Rule 15c3-3 of the SEC since Autonomous' activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

9. CONCENTRATION OF CREDIT RISK

Autonomous maintains cash balances in a financial institution, which balances are insured by the Federal Deposit Insurance Corporation for up to $250,000. From time to time, Autonomous' balances may exceed this limit.

10. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2014 through the date of this financial statement, which is the date that the financial statement was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in Autonomous' financial statement.